EXHIBIT 99.1

POET Affirms Special Meeting Date and Mailing of Revised Circular

Shareholders Are Required to Submit New Votes Using the Form of Proxy Mailed on October 1st

SAN JOSE, Calif., Oct. 16, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today affirms the date of its upcoming Special Meeting of Shareholders (the “Special Meeting”) to be held on October 24, 2019. As such, the revised Circular and Proxy Materials were mailed on October 1, 2019 to all registered Shareholders of POET’s common stock as of the close of business on September 27, 2019 (the “Record Date”).

As communicated at the Company’s recent Annual General Meeting on September 20th, the subject of the new Special Meeting of the shareholders will be to approve amended resolutions on the previously announced sale of its DenseLight subsidiary. As specified in the Circular, at the closing of the transaction (the “Closing Date”), which remains scheduled for October 31, 2019, the payment by DenseLight Semiconductor Technology (Shanghai) Co. Ltd. (the “Buyer”) will be made in two separate tranches. The first cash payment is scheduled to be made at Closing and accompanied by a transfer to the Buyer of a proportionate amount of the shares of DenseLight. The balance of the DenseLight shares will be held in escrow pending a second and final cash payment to the Company, which is expected to take place on or before December 31, 2019. From the Closing Date of October 31, 2019, until such time as the shares are released from escrow, the Buyer will be responsible for all expenses and other liabilities associated with DenseLight.

Prior to the resolutions related to the Company’s proposal to sell its Singapore-based DenseLight facility being withdrawn from the agenda at the recent AGM, those resolutions had previously received a favorable vote of 99% of the shares voted. Importantly, all Shareholders are required to submit new votes on the revised DenseLight sale resolutions outlined in the revised Circular, which includes full details of the expected closing and modified payment process along with a Proxy for the Special Meeting.

The Special Meeting of Shareholders will take place at the offices of Bennett Jones LLP located at First Canadian Place, 100 King Street West, 34th floor, Toronto, Ontario on Thursday, October 24, 2019 at 10:00 a.m. The Company will not be making any formal presentation at the Special Meeting, therefore, attending in-person is not required and management encourages shareholders to submit their votes regarding the Share Sale Transaction on the Form of Proxy mailed on October 1, 2019.

About POET Technologies Inc.
POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the Meeting, completing the sale transaction of DenseLight the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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